Filed by Onstream Media Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Narrowstep, Inc.
Commission File No.: 333-108632

This filing consists of the textual representation of a webcast conference call held on December 29, 2008 at which management of Onstream Media Corporation (“Onstream or the “Company”) presented prepared remarks about its results for the three and twelve months ended September 30, 2008, which remarks also included information regarding Onstream’s proposed acquisition of Narrowstep, Inc. (“Narrowstep”) pursuant to the Agreement and Plan of Merger entered into on May 29, 2008 and amended on August 13, 2008  and September 15, 2008 (the “Merger Agreement”), by and among Onstream, Narrowstep and W. Austin Lewis IV, as stockholder representative (for the Narrowstep stockholders).

Cautionary Note Regarding Forward Looking Statements

Certain statements in this document and elsewhere by Onstream Media are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward- looking statements include, but are not limited to fluctuations in demand; changes to economic growth in the U.S. economy; government policies and regulations, including, but not limited to those affecting the Internet. Onstream Media undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in Onstream Media Corporation's filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

Onstream has filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus of Onstream and Narrowstep and other relevant materials in connection with the proposed transaction. ONCE DECLARED EFFECTIVE BY THE SEC, THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE STOCKHOLDERS OF ONSTREAM AND NARROWSTEP. INVESTORS AND SECURITY HOLDERS OF ONSTREAM AND NARROWSTEP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONSTREAM, NARROWSTEP AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Onstream or Narrowstep with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  Investors and security holders may obtain free copies of the documents filed with the SEC by Narrowstep at narrowstep.com or by contacting Narrowstep Investor Relations via telephone at (609) 945-1772. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Onstream at www.onstreammedia.com or by contacting Onstream’s Investor Relations via telephone at 646-536-7331. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

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Narrowstep and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Narrowstep and Onstream in favor of the proposed transaction. Information about the directors and executive officers of Narrowstep and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

Onstream and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Onstream and Narrowstep in favor of the proposed transaction. Information about the directors and executive officers of Onstream and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

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SLIDE 1 OF INTERNET PRESENTATION

OPERATOR:  Good afternoon and welcome to the Onstream Media Corporation Conference Call to discuss the Company's fiscal 2008 fourth quarter and full year financial results.  All participants have been placed on a listen-only mode and the floor will be opened for questions and comments following the presentation.

At this time, I would like to turn the floor over to your host, Brett Maas of Hayden IR.  Sir, you may begin.

BRETT MAAS, INVESTOR RELATIONS, HAYDEN COMMUNICATIONS:  Good afternoon and welcome to the Onstream Media conference call.

SLIDE 2 OF INTERNET PRESENTATION

I'd like to point out that during the course of the conference call, there may be statements made related to future results of the Company that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Company's filings with the Securities and Exchange Commission.

It should also be noted that the webcast of today's conference call may be found on the Internet by visiting the Onstream Media corporate web site at www.onstreammedia.com and then selecting 'Company' at the top of the web page and then clicking on 'Press Releases'.  At that web page, you'll find a link to the news release we issued to announce the Company's fiscal 2008 fourth quarter financial results and webcast.  An archived version of the webcast will shortly be accessible from the 'Press Releases' page and will be available for at least the next 12 months, pursuant to SEC guidelines.

Finally, those interested in reviewing our recently filed 10-K, which contains all of the financial information being discussed today, you can find this document also via our corporate web site by selecting 'Company', and under that heading 'Investor Relations', and then clicking on 'SEC Filings' where all of our recent SEC filings can be found, as well as via the EDGAR database directly at www.sec.gov and then search for company filings.

SLIDE 3 OF INTERNET PRESENTATION

In addition, Onstream has filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus of Onstream and Narrowstep, and other relevant materials in connection with the proposed transaction.  Investors and security holders may obtain free copies of these documents filed with the SEC by Onstream at www.onstreammedia.com, or by contacting Onstream's Investor Relations via telephone at 646-536-7331.  Investors and securities holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed transaction.  Please refer to the slide for additional information.
At this time, I'd like to introduce Randy Selman, President and Chief Executive Officer of Onstream Media.  Randy, the floor is yours.

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RANDY SELMAN, PRESIDENT & CEO, ONSTREAM MEDIA CORPORATION:  Good afternoon and thank you for joining us.  Today, we will review our results for the fourth quarter of fiscal 2008, as well as the full year ended September 30, 2008.  We'll also update our overall strategic progress and the outlook for fiscal 2009.  With me today is our Chief Financial Officer, Robert Tomlinson.

SLIDE 4 OF INTERNET PRESENTATION

2008 was a busy and productive year for Onstream Media.  Even though we weren't able to make as many public announcements about our activities, much was going on behind the scenes.  This is particularly true in our R&D efforts, which had a banner year in terms of technological achievement and enhancing our already strong competitive position.  I expect these efforts will become evident and begin to meaningfully impact our income statement during 2009.

In early 2008, we released the enhanced version of Store and Stream, our entry level DMSP service, and today we have more than 300 clients using this innovative and proprietary service.  More recently, we announced an upgrade to Store and Stream called Streaming Publisher, our advanced video publishing platform targeted towards content creators.  I will discuss this product in more detail later in the call.

Also in 2008, we introduced our first version of iEncode, our 'webcast in a box' appliance and began integrating this self-administered, high-margin technology into clients and resellers.  I will also discuss more about this a bit later.  But I'll mention now that an update to iEncode making it easier to setup and use is scheduled for the second quarter of fiscal 2009.

In May 2008, we announced our intent to acquire Narrowstep and believe we can integrate Narrowstep's proven TelvOS Internet TV technology into our existing DMSP platform to create yet another level of capability and further differentiate our products and services.  We believe this proposed acquisition of Narrowstep and the integration of their IPTV capability will essentially round out our DMSP offering.

During 2008, we released a powerful administration tool for our more than 2000 conferencing service users, enabling them to examine their usage and other statistics from a web-based portal.  And finally, based on the growing acceptance and use of Microsoft's Silverlight technology, we have integrated Silverlight into our webcasting services and soon our DMSP will be Silverlight capable as well.

As a result of this effort, Onstream Media has bolstered an already strong competitive position within the “video on the web” space.  We truly have comprehensive, best-in-class solutions to help a wide range of customers acquire, process, and distribute video over the Internet to phones, PCs, and TVs.

We also remain encouraged by industry trends that continue to work in our favor.  The economic turmoil is increasingly forcing organizations to look for ways to reduce costs without reducing their customer interactions.  Formerly, organizations would budget for face-to-face travel for sales personnel, and many enterprises held global user conferences bringing in hundreds of customers for events at hotels and convention centers.  Today, many of these events and expenses are not cost effective and organizations are turning to technology to bridge the gap.  Onstream provides that bridge.  This trend is also evident in advertising.  The days of spending the majority of an advertising budget on print are fading fast and organizations are also shifting their advertising dollars away from radio and TV to new media.  The Internet allows all of the targeting of radio and TV, but at lower costs.  We provide the tools and expertise to deliver rich media-based commercials through videos via the web and mobile platforms.

Another example of how the use of rich media online is progressing is within political campaigns.  Across the nation, campaigns increasingly utilized video to reach out to potential voters.  The Obama campaign was particularly good at this, embedding videos on the campaign web site as well as an e-mail sent to supporters.  These videos weren't just from the candidate, but also from campaign leadership and were used to drive record campaign donations.

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Campaigns realized that they are in fact content creators and the use of video online through e-mails and even on mobile devices, is increasingly important as a way to connect to voters.  Onstream Media provides the tools and resources to make this possible for any campaign from a local race to a presidential campaign.  Onstream services were used by most of the candidates, including Romney, Clinton, Giuliani, and Obama, during the almost 2-year long process.

SLIDE 5 OF INTERNET PRESENTATION

In our last conference call, we announced that we expected to exceed our projected 40% topline growth for the current fiscal year.  This guidance included the contribution of Infinite Conferencing, which we acquired in April 2007.  For our fiscal year 2008, ended September 30, 2008, revenues grew 45.2% to a record $17.6 million from $12.1 million for fiscal 2007.  Our customer base continues to grow with a robust base of leading companies, including many of the Fortune 1000 to whom we can cross-sell additional services and technologies.

Importantly, we continue to see growth for our Digital Media Services Platform, which now has no more than 300 clients, up from 235 at the end of our fiscal third quarter.  We believe our DMSP division, with the introduction of Streaming Publisher, will grow at a rapid pace during 2009 and will also see significant growth in our Audio and Web Conferencing business.

Organically, excluding Infinite, we grew our sales 15.8% during the past year as compared to the previous year.  Our results have not yet begun to benefit from several of the significant catalysts we've been expecting during the last 12 months. The Federal Government's Networx contract, the largest telecommunications contract ever, which Onstream has been awarded a stake in as part of the Qwest team, is expected to produce tangible benefits as a result of various requests for information and pricing recently coming from various government agencies.

In addition, our technology was well received at the Government Video Show held December 2nd, in Washington D.C.  where we generated more than 50 leads, including several federal government departments and agencies and state and local municipalities.  We believe we will experience significant growth during 2009 from government sector customers.

We continue to move forward with our Narrowstep acquisition, which we believe is one of, if not the last, key pieces of technology we need for the Digital Media Services Platform.  I'll provide an update on this transaction later in the call.

Right now, let me turn this over to Robert for the review of the financials.

ROBERT TOMLINSON, CHIEF FINANCIAL OFFICER, ONSTREAM MEDIA CORPORATION:  Thank you, Randy.  Good afternoon.

SLIDE 6 OF INTERNET PRESENTATION

First, I should mention that effective with this Form 10-K filing, we have refined our segment reporting.  Accordingly we grouped the Webcasting and Travel divisions with our DMSP, Smart Encoding, and Auction Video divisions in the Digital Media Services segment, and grouped our EDNet division with Infinite Conferencing in the newly created Audio and Web Conferencing Services segment.

As you can see on this slide, our consolidated operating revenue was approximately $4.4 million for the 3 months ended September 30, 2008, an increase of approximately $266,000 or 6.5% from the corresponding quarter in the prior fiscal year.  The increase was primarily due to increased revenues from our Digital Media Services Group, including DMSP and hosting, as well as Webcasting.

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DMSP revenues increased 93.1% over the prior year quarter and hosting increased 58.3%.  We have continued to grow these divisions and had approximately 268 Store and Stream and large hosting customers as of the end of September, up from approximately 235 customers at the end of June.  Webcasting division sales increased approximately $252,000 or 20.8% over the corresponding prior fiscal year quarter.

SLIDE 7 OF INTERNET PRESENTATION

As you can see from this slide, our full year revenue has increased by approximately $5.4 million or 45.2% to approximately $17.6 million, which is a new record for our annual revenue.  Consolidated revenue was approximately $12.1 million last year.

Our Digital Media Services Group has experienced 18.6% growth year-over-year, reaching $7.9 million from $6.6 million last year.  This growth included Webcasting revenues, which are up 24.2% for the year, reaching approximately $5.9 million compared to approximately $4.8 million last year.

SLIDE 8 OF INTERNET PRESENTATION

This slide shows the highlights of our fourth quarter financial results.  Both consolidated revenue as well as gross margin for the quarter were up over 6% from the corresponding quarter of the previous fiscal year.  The net loss for the fourth quarter of fiscal 2008 was approximately $1.3 million or $0.03 loss per share, which includes approximately $1.2 million of non-cash expenses, primarily depreciation and amortization.

The cash used in operations for the quarter, before changes in working capital, was only $93,000, which was approximately $262,000 or 73.8% less than cash used in operations for the corresponding quarter of the previous fiscal year.

SLIDE 9 OF INTERNET PRESENTATION

This slide shows the highlights of our full year financial results.  Year-to-date our gross margin improved to 67% as compared to 64.3% for the prior year.  This increase was primarily due to an 80% gross margin percentage on Infinite's Audio and Web Conferencing revenues, which is higher than our historical gross margin experience prior to the Infinite acquisition.

Our net loss, year-to-date, was approximately $6.6 million, which has narrowed by approximately $8.2 million or 55.5% compared to the approximately $14.8 million loss for the previous fiscal year.  The decreased net loss was primarily due to a significant number of conversions to equity of debentures in the prior fiscal year, and the resulting write-off of unamortized discount as interest expense at that time, as well as conversions of notes payable to equity during that same period and the resulting write-off of pre-paid interest and fees.  Similar transactions did not occur in fiscal 2008.  The $6.6 million net loss in the current year includes approximately $6.2 million in non-cash expenses.  These non-cash items are primarily depreciation and amortization and the impact of non-cash equity compensation to both employees and consultants.

Cash used in operations for fiscal 2008, before changes in working capital, was only $345,000, which was approximately $1.6 million or 82.2% less than cash used in operations for the previous fiscal year.

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SLIDE 10 OF INTERNET PRESENTATION

This slide provides more detail on our operating cash flow.  With the virtual elimination of interest expense in fiscal 2008, there are only two remaining categories of non-cash expenses of significance affecting the Company's operating statement.  Depreciation and amortization, and consultant and employee compensation paid in shares and options.

As you can see, we significantly reduced our non-cash expenses in fiscal 2008 as compared to the prior year.  However, we continue to see increased depreciation and amortization expense compared to corresponding prior year periods.  This increase is primarily due to the amortization and depreciation of the tangible and intangible assets acquired as a result of our March 2007 acquisition of Auction Video and our April 2007 acquisition of Infinite Conferencing, which was only recognized in the corresponding prior fiscal year period for the 6 and 5-month periods after their respective acquisition dates.

Compensation is paid in shares and options by the Company to consultants as well as employees.  However, the Company currently anticipates that consulting agreements with an equity component will be entered into on a very limited nature basis in the future.  The non-cash expense of approximately $1.1 million related to such items for the fiscal year 2008, represents an approximately $1.2 million reduction from the year-ago period, as existing agreements continue to expire.

The Company issued incentive stock options to employees in September 2007, the first meaningful grant since the adoption of SFAS 123R, which requires such options to be expensed in the Company's operating statement.  Therefore, the Company recorded a non-cash expense of approximately $882,000 related to these items during fiscal 2008.

As noted earlier, we reduced our cash burn significantly from approximately $1.9 million for fiscal 2007, to only approximately $345,000 for fiscal 2008, both numbers before working capital changes.

SLIDE 11 OF INTERNET PRESENTATION

Turning to the balance sheet, we had approximately $674,000 in cash as of the end of fiscal 2008.  The proposed Narrowstep acquisition is expected to add approximately $1.1 million in cash to our balance sheet, less accumulated expenses of approximately $300,000, at the time of the expected closing in February.

During fiscal 2008, we obtained financing from two primary sources.  The first one, a line-of-credit arrangement collateralized by our accounts receivable, and the second one being a convertible debenture collateralized by certain software and equipment.  The maximum allowable borrowing amount under the line-of-credit is now $1.6 million, subject to certain formulas.

Although, there is no additional borrowing capacity available under the current terms and limits of the line, we believe that we could obtain additional financing based on approximately $700,000 collateralized by software and equipment purchased and paid for by us during the past year, which is not included in the $1.5 million of software and equipment identified as collateral for the currently outstanding convertible debentures.

Although, we have made no arrangements for this financing, and cannot assure that we would be able to ultimately obtain it, and if we did obtain it on what terms, we believe that this is a potentially viable alternative to obtain sufficient capital resources, if required, to fund our continued operations.

Our stockholders' equity was approximately $27.9 million as of September 30, 2008.

I would now like to turn it back over to Randy.

SELMAN:  Thank you, Robert, for the overview of our fiscal 2008 year and fourth quarter operating results and financial position.

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SLIDE 12 OF INTERNET PRESENTATION

 Now I would like to provide an update on our plans to acquire Narrowstep, a transaction we believe will enhance our competitive position in the DMSP space and provide us with one of the last, if not the last, key pieces of the DMSP offering.

On May 29, we entered into an Agreement and Plan of Merger to acquire Narrowstep with most of its employees and facilities located in the United Kingdom.  As many of you know Narrowstep is a provider of Internet TV services supporting content providers, broadcasters, telecommunications companies and corporations worldwide.  We have twice amended the merger agreement, and on September 23, we filed a combination proxy/Form S-4 for the transaction with the SEC.

As a result of the SEC's comments, we filed an amended proxy/Form S-4 on November 6.  The SEC has provided us with a second set of comments on this amended proxy/Form S-4, but we believe it will not require a long period of time for us to address these latest comments.  However, we are unable to file further amendments to the proxy/Form S-4 until after the fiscal 2008 audit is completed and the related Form 10-K is filed with the SEC.  Although this has delayed the merger progress, we do believe the merger will be consummated in February 2009.

The Board of Directors of both Onstream and Narrowstep have unanimously approved the merger agreement and have recommended adoption of the merger agreement by the respective stockholders.  The merger agreement may be terminated under certain specified events, including by either Onstream or Narrowstep, if the closing had not occurred on or prior to November 30, 2008.  Onstream and Narrowstep are currently negotiating to extend this termination date, which negotiations may result in significant changes to other terms of the transaction.

SLIDE 13 OF INTERNET PRESENTATION

I mentioned earlier in the call that we received a number of requests for information and pricing from various government agencies based on award status from the Networx contract.  Beyond this, we have significantly expanded our presence in the government sector and are benefiting from an increase in the use of web-based video by government agencies to improve disclosure and interact with constituents.

Our technology was well received at the Government Video Show, which was held December 2nd in Washington D.C.  At this show we generated more than 50 leads from a wide range of customers, including several Federal government departments and agencies, and state and local municipalities.

In the last 6 months, we have added government clients, including the Nuclear Regulatory Commission, the U.S.  Department of Education, the NOAA Severe Storms Laboratory, the Federal Election Commission, the Institute of Museum and Library Services, as well as state governments, including California, Oklahoma, Louisiana, Massachusetts, and New York.

We believe the government sector will represent one of our most significant areas of growth during 2009 due to the Qwest contract, our relationship with the State of California, several new states that are using our services, and the efforts we're making to target this growing opportunity.

SLIDE 14 OF INTERNET PRESENTATION

During the fourth quarter of fiscal 2008, we produced approximately 1700 webcasts versus approximately 1300 webcasts in the prior year fourth quarter.  For the entire fiscal 2008 year, we produced approximately 6800 webcasts versus approximately 4500 webcasts for the prior fiscal year.  This translated to a 24% increase in fiscal 2008 webcasting revenues as compared to 2007.

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SLIDE 15 OF INTERNET PRESENTATION

In 2008, we introduced iEncode, a full-featured turnkey standalone webcasting solution.  To date we have delivered this product to key test customers and continue to enhance the user interface based on their feedback.  The iEncode version of Visual Webcaster is designed to operate inside a corporate LAN environment, with both unicast, ability to reach remote Internet viewers, and multicast, internal behind the corporate firewall capabilities.

iEncode enables our clients to instantly webcast to a virtually unlimited number of viewers through Onstream Media's partnership with Akamai, using their content delivery network.  The iEncode appliance is also fully compatible with Onstream Media's Digital Media Services Platform for archiving, intelligent indexing, and retrieval.  We expect to release an update during the second fiscal quarter this year that will be easier to set up and use.

As I've discussed previously, there are several revenue streams built into iEncode's business model.  We generate revenue from the sale of the appliance hardware with margins of 65% to 80% depending on whether sold direct or through distribution.  We also generate high margin recurring revenue from either a per-webcast platform fee or a committed monthly recurring fee for unlimited usage, with a very minimum corresponding cost.

Finally, we have a DMSP account, which provides the iEncode user the bandwidth and storage of the webcasts with 70% or better margins to Onstream.  We continue to expect that each iEncode user will generate on average approximately $25,000 per year in webcast revenue.  The appliance contains almost all of the required infrastructure and it is client administered, so there is very little or no corresponding costs associated with scaling the product.

Onstream's long-term goal is to integrate the Visual Webcaster platform along with our other web-based conferencing services, with Onstream's Digital Media Services Platform, the DMSP, for automated processing including meta-tagging, hosting, searching, and streaming archived webcasts, audio conference calls, webinars, and web conferences.

I should also mention that we have added to our direct distribution team, with the hiring of Daniel DeBaun, as Vice President, Business Development.  Dan will head up the sales effort for this new product, and we're excited to add him to our team.  Dan previously held senior positions with SAIC, Telcordia Technologies, Bellcore, and AT&T, and he brings expertise in the areas of business and project management as well as technology.

We've already booked some early adopters for our iEncode product, including Stratosphere Multimedia in New York, a reseller of production of webcasting services; the National Press Club in Washington D.C., a venue for business and political presentations; as well as Reed Medical, a leading medical education group, which services prominent hospitals, including Massachusetts General.  Other early customers are Georgetown University, and Subway Sandwiches & Salads.  Several more units are being shipped and we are now in process to establish a worldwide distributor network and to that end, we have several major distributors evaluating the technology.

SLIDE 16 OF INTERNET PRESENTATION

We are very excited about the new version of the DMSP platform we announced during 2008.  This followed the successful launch of our Store and Stream offering which is now used by more than 300 customers.  This new version of the DMSP platform, dubbed Streaming Publisher, was specifically designed to provide a more robust solution for advanced users such as publishers, media companies and other content developers.  We also believe this is the most advanced solution for targeting the developing online video advertising market.

A recent report by eMarketer predicted that this emerging market will grow from nearly 600 million in 2008 to more than 3 billion by 2012 and 4.6 billion by 2013.  This represents 800% growth in the U.S.A. alone over the next 5 years.

The Streaming Publisher platform includes features such as automated transcoding, which is the ability to transcode media files into multiple file formats, player picker, which is the ability to create various video players and detailed usage reports, as well as advanced permissioning, security, and syndication features.

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Users of the Store and Stream version of the DMSP can easily upgrade at an additional cost to use the DMSP Streaming Publisher features.  Already six current DMSP users have been provided beta accounts and these customers have provided very positive reviews of the new service.

SLIDE 17 OF INTERNET PRESENTATION

Our DMSP and hosting revenues continue to grow.  We were at 186 clients including 14 major clients as of the end of the second quarter and we expanded this to reach 268 clients as of September and then reach over 300 as of the month of December, generating more than $120,000 per month in overall revenues.  This figure is growing.  This is in part due to referrals from Akamai, but our marketing initiatives are also generating leads.  Right now, we have several hundreds leads we are processing.

High profile accounts using the DMSP include Bonnier, Studio Dell, Dell Green PC and the Masters Championship with IBM.  We believe the new Streaming Publisher platform will accelerate our growth and allow us to more effectively reach the higher end of the market content – targeting content creators.

SLIDE 18 OF INTERNET PRESENTATION

As our new products begin to enter the marketplace, we're expanding our sales and marketing efforts accordingly.  We now have seven direct sales personnel for our webcasting segment and have grown our reseller network to more than 60 resellers.  On the DMSP side, we now have six full-time direct sales people.

During the second quarter of 2009, and in conjunction with the Narrowstep acquisition, we will launch a global distribution network covering much of Western Europe.  And our Infinite Division, Audio and Web Conferencing, has the strongest sales channel compared to year ago, with six full-time direct sales people and more than 10 resellers.

In October 2008, we announced the hiring of Mr. Scott Lee, an experienced executive in sales and other strategic areas, as Vice President, Business Development for Infinite.  We also added Copper Conferencing during the fourth quarter of fiscal 2008, and believe they will become one of our top resellers.

SLIDE 19 OF INTERNET PRESENTATION

Looking forward to 2009, we expect continued growth in all segments despite a very questionable economy and general business outlook.  Our pending acquisition of Narrowstep, which if it closes as we expect by the end of the second fiscal quarter will begin contributing revenues in the third fiscal quarter, further increasing our anticipated revenue growth.

Onstream is well positioned to offer our enterprise and government clients an alternative to costly travel for meetings and a suite of communication services that can be significantly cost effective to enable them to reduce costs in light of the economic conditions.

In addition, we believe further revenue growth will be seen in our government sector, related to the Qwest Networx contract, our Auction Video initiatives, and from our iEncode solution.  Our goal, at a minimum is to achieve positive cash flow for the year, based on our expectations of maintaining relatively fixed costs while growing our revenue base.

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SLIDE 20 OF INTERNET PRESENTATION

Finally, let me address our current status with the NASDAQ and our listing status.  First on October 1, we received a letter from NASDAQ stating that our common stock is subject to delisting since we failed to hold the required annual shareholder meeting by September 30, 2008, the end of the Company's fiscal year.  Company representatives attended a hearing with the NASDAQ Listing Qualifications Panel on November 20, at which time we appealed the deficiency and sought an extension of the annual meeting date requirement.  We have just been informed that we will be granted an extension to hold our annual meeting until February 28, 2009.  The Company's management believes that this listing requirement would be met by the shareholder meeting contemplated in the joint proxy statement/S-4 prospectus now filed with the SEC, but not yet declared effective.

On the second issue, related to our bid price and market value, the Company has received some positive news.  NASDAQ has extended the delisting suspension of the bid price and market value of publicly held shares requirement until April 20, 2009.  At that time the Company will have another 75 days or until July 3, 2009 to regain compliance.  When combined with the Company's opportunity to request a formal hearing if the matter is not resolved by that date, the Company believes this gives it sufficient time to regain compliance on the bid price issue and it further believes its financial performance and the market conditions will improve over the coming months, which would give it a reasonable opportunity to do so.

SLIDE 21 OF INTERNET PRESENTATION

With that being said, on behalf of our dedicated employees, management team, and Board of Directors, I'd like to thank each of you for taking the time to be with us today and with the help of our operator, we'll now open it up for questions.

OPERATOR:  Thank you.  The floor is now open for questions.  If you do have a question, please star one on your telephone keypad at this time.  Questions will be taken in the order they were received.  If you're using a speakerphone, we ask that while posing your question, you pick up your handset to provide favorable sound quality.  If at any time, your question has been answered, you can remove yourself from the queue by pressing pound.

Again, ladies and gentlemen, if you do have a question or comment, please press star 1 on your telephone keypad at this time.  Please hold while we poll for questions.

Thank you.  Our first question comes from Mark Laniar from Pegasus Capital.  Please state your question.

MARK LANIAR, PEGASUS CAPITAL:  Two questions.  The first is anticipated financings.  Can you talk about what may be involved in 2009 to properly finance the company?  And then on a separate subject, would you discuss the competitive situation for each of your divisions?  Thank you.

SELMAN:  Certainly.  As far as financing, we believe that the Company is generating sufficient capital to fund the operations of the business through 2009.  As I had mentioned, we expect to maintain and be cash flow positive during the entire year.  We had $674,000 as of September 30th.  We expect that quarter two will see one of the biggest enhancements in our revenues as a result of the Infinite Conferencing and Webcasting revenues that are on the increase at this point.  So, I don't see any financings that we'll be looking at for the purposes of increasing working capital or to finance our operations.

The only reason that we would consider doing any type of financing and obviously with our stock price at these levels, we'd probably only consider a debt financing, is to continue our aggressive acquisition plan in order to become the largest company in the business of digital media services and so if an opportunity comes along that – such as the Narrowstep deal or others -  that we think are good fits with the Company from a standpoint of technology or from a standpoint of customers, et cetera, then we'll consider to do some of these type of debt financings.  But at this point in time, we have – we don't have anything that we can say right now is definite.

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Competitively, as far as our different divisions, there are a lot of competitors in different segments of the businesses that Onstream is involved in.  Certainly, there are competitors in our webcasting services, companies like ON24 and TalkPoint, and there are several others, that compete with us on a regular basis.  But it's a very, very fast growing market and we're going to see a lot of uplift over the next few years.  Even in light of an economic turndown, companies are going to turn to these types of services to basically to save money on travel and other expenses, holding meetings et cetera.

In our Conferencing division, we compete with some of the largest conferencing companies like Premiere and Global and others, but we offer a lot of personalized service.  We provide very competitive pricing, and of course, we provide a lot of differentiators, such as our new administrative tool, and of course all the other services and capabilities that Onstream as a company can offer to the audio conferencing Company customers.

On the DMSP area, we compete with several companies as well.  For the most part, they are private companies.  Some of which are better funded than Onstream, but this is a slow-growing industry as probably appears to be the case when you look at some of the public companies, that are in and around that sectors', stock prices as of late – you know not just Onstream, but there are several companies.  But the only ones that are directly in that space are companies like Maven, which is part of Yahoo! now, which really hasn't been in the marketplace.  We haven't really actually seen hide nor hair of them since they have been acquired by Yahoo!.

Companies like Brightcove, a private company in this space, which is probably at this point based on the fact that they were able to raise a very significant amount of capital, is probably one of the leaders, but not a whole lot bigger than Onstream is as a total at this point in time.

And then finally, there are no real competitors to our EDNet business.  That's a nice little business that generates (inaudible) of cash  flow on an annual basis.  Mark, did that answer your question?

LANIAR:  Yes.  Thank you.

SELMAN:  You’re welcome.

OPERATOR:  Our next question comes from Jon Hickman of MDB Capital.  Please state your question.

JON HICKMAN, MDB CAPITAL:  Hi, Randy.  Can you hear me?

SELMAN:  Yes, Jon.  How are you?

HICKMAN:  I'm good.  Got a couple of questions.  First of all, it looks to me like you're burning about $30,000 a month, is that about right?

SELMAN:  Yeah, that's about right.

HICKMAN:  OK.  So you need to do about $45,000 or $50,000 more in revenues with your current gross margin, 60%, 65%, right?

SELMAN:  Yeah, that figure – I mean it's in that ballpark.

HICKMAN:  OK.  So, if you – when you acquire Narrowstep there – they have a negative gross margin, so how is that going to – what's the plan here?  It looks like it's going to put you backwards, not forwards as far as cash flow …?

SELMAN:  Yeah.  As I mentioned, we're going to see some pretty substantial growth in our Infinite Conferencing and Webcasting divisions starting in the January through March quarter, which will, I believe, will easily offset any negative that Narrowstep brings as well as the small amount of burn we currently have here at Onstream.

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And again, remember the burn rate is not a factor of us not being able to turn cash flow positive.  We're trying to manage cash to build as much product as we possibly can.  This major R&D effort – and you heard all the products and things we've created during this year, they are all coming to an end as far as the primary development efforts.  I mean everything – you know we have products that we'll be developing for ever, but all this thrust on trying to get the Streaming Publisher platform done, the second version of iEncode done, the integration of the TelvOS platform, all these things are going to start to slow down a little bit once we get into about the third quarter of fiscal 2009.

So all this emphasis and all these – you know high costs that we're realizing right now on that side of the business is going to start to slow down, and we'll easily shift that 30K difference back into the positive column and then some.  But we do believe that – you know just to give you some numbers, you know, if we take a look at the quarter ended December 31, in couple of more days here, we can look back at October and November, and we can very clearly see that on a normalized basis, our Infinite Conferencing Group is going to generate several hundred thousand more dollars in the coming quarters than it did in the previous quarters.  We've been able to put together some major relationships and we saw that kind of growth in that October timeframe.  We also can see that type of growth in October and November in our webcasting.

So if we hadn't lost so much time in the December month, we probably would have shown substantially record revenues.  At this point in time, I'm not going to give you a prediction for December, those numbers are nowhere near in, but I can tell you that going into the January, February, and March with the revenue that we're seeing coming out of Infinite with our existing client base and the bookings coming in on the webcasting side, that will be a banner quarter for us and will more than make up any shortfall as well as any shortfall that will come in from our acquisition of Narrowstep.

And to that – and also what you've been seeing in the financial statements in Narrowstep is not the portion of the company that we're going to be acquiring.  It's a significantly lower-cost company that has been streamlined and so at closing, you'll see those numbers come well within reasonable margins.  And we expect that the burn – we're expecting during the period of closing and transition, which might take 5 or 6 months, we'll be able to eliminate the burn.

HICKMAN:  OK.  So these bookings in the webcasting and conferencing, is that coming from any particular sector?

SELMAN:  No, it's across the board.  We've got some new resellers in Infinite that are really starting to pay off and in the webcasting side of the business – you know our existing clients are buying more products and moving into more video-based services.  So the revenues obviously will continue to go up.

And not to mention that with Streaming Publisher, we should be able to see a pretty substantial uptick in the user base, the 300-client user base, just simply upgrading into that new product.  We could see at least a 33 to 35% growth rate just from that product becoming available.  And as we said it's in beta right now with six clients and we should be releasing it pretty shortly.

HICKMAN:  So basically you are telling me that without the R&D expenses and with what growth that you have already seen in the December quarter, although you are not telling us what the numbers are, you are basically cash flow positive?

SELMAN:  Like I said in the speech, we will be cash flow positive for the year.  I can't talk about you know on a quarter basis at this point, so, I can't say every quarter will be, but if you look at the numbers for the prior year 2008, we actually used $345,000 worth of cash.  We'll be well above that on a quarterly basis to make up that difference by next quarter.  So it will more than make up if there is any loss for this quarter, which I don't think there will be, but if there is, then we will more than make that up.  On the year overall, we really expect that we'll be cash flow positive.  We're going to manage the business to make that a reality.

It's interesting, because the company has several divisions that are generating pretty substantial cash and when you look at the segment report, and you will get all the financial information.  It really went to the wire this time, but we didn't want to file an extension, so, I know – Robert just left the room to go file the 10-K, so you'll be seeing that shortly.  But the press release you should have received by now should have some of this information.  But you can definitely see in the segment breakdown that we have segments that are generating a lot of cash.  Only our DMSP and Smart Encoding divisions are actually using cash and that will change as we continue to build that client base.

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But I believe that the investment that we're making in that division, and we're probably spending close to a couple of million dollars a year in R&D expenses in order to build all these products.  When we can start to ease that off, that 30K a month, is nothing.  It will go away just on probably some of the reduction in those expenses and as a result, we will start to obviously see huge growth in our revenues with our new products so to more than offset that.

So, when you kind of look at the segments, you'll actually see that there's a lot of cash being generated, but we're reapplying it and sometimes obviously in that reapplying, we can't manage it exactly, but we really have to keep this effort going to finish these products on time, to stay competitive in the market, and then we'll get an edge as we keep building this company.

HICKMAN:  OK.  Just one more question.  In the video advertising space, it's my understanding that that's kind of a – it's kind of a confused landscape right now, because there's a lot of different format, there's different ad networks, and they are each kind of doing their own thing.  So, it's hard for publishers to put video advertising on their pages.  Are you doing anything to address that confusion that's out there or that…?

SELMAN:  I mean the primary service is supplied by, obviously, the ad servers, and you've got the standard set of suppliers like DoubleClick and 24/7 and the rest of them.  Our design in the DMSP was to eventually interface with every single one of them, so a publisher could have a relationship with any one of them or all of them and be able to provide a seamless integration of those ads.

They could store the ads on the DMSP and do it themselves, because we have the capability in-house, or they can – they can figure out a – or use one of our other products to figure out a better solution for themselves that they can custom build with us.  So, we're trying to cover all the bases that any publisher can essentially choose any scenario and we'll have the right product mix for them.

But we think advertising obviously is going to drive this whole business, and there is going to be billions of dollars shifted from the traditional media and television to the Internet, and I think our products and services, not only the DMSP product, but with our acquisition of the Narrowstep system, we're going to be able to really address the bulk of that market with the right tools and right products as that shift occurs, and we should be right at the forefront of being able to really capitalize on that trend.

HICKMAN:  OK.  And you are still looking – I mean you are still open to acquisitions?

SELMAN:  Yeah, absolutely.

HICKMAN:  Now you are kind of cash strapped there?

SELMAN:  I think what you are looking at, at this point in time is that this industry is going to roll up.  The people that are in the industry realize that a bunch of little companies aren't going anywhere and there are few public companies that could be in a position to do a roll up strategy.  And we're looking at it.  We will pick and choose the best of the best and if the terms can be made where we get shareholders, improve shareholder value and we could acquire it with reasonable terms and financing or using reasonable amount of paper then we will make those transactions.

Everything we're going to do is going to be accretive.  Everything we're going to do is going to add revenue and everything we're going to do is going to build this Company into a bigger company so that at some point in the future the market will recognize that we're the leader and some major corporation will want to own it.

HICKMAN:  OK.  Thank you.

SELMAN:  Thank you, Jon.

13

OPERATOR:  Our next question comes from Jefferey Miller from 4J Consulting.  Please state your question.

JEFFEREY MILLER, 4J CONSULTING:  Hey, Randy.  How are you?

SELMAN:  Hey, Jeff.  That's an old name I haven't heard in a while.

MILLER:  Congratulations on your quarter.  Many of the areas that I wanted to touch on were answered by just the previous caller, but based on the segment of this industry and the fragmentation of different products and services, my question comes to that you've been successful by continually building, investing, and driving revenue.  That being said, between in-house sales people, the reseller program, and acquisitions, how would – what is going to be your best path to getting to the more significant numbers?

Albeit Randy, what I mean is that as you're investing based on these financials a ton of money in R&D and building products, is the strategy to make the strategic acquisitions to get new and top-shelf clients that will allow Onstream to offer a bigger buffet of products and services driving revenue or will it be the acquisition of other components vis-à-vis Narrowstep in order to fulfill the buffet that you want to offer to existing clients and then more?

SELMAN:  Look I think – as you say the buffet, I think we're pretty much – we've got – our buffet is pretty well full.  I think we can attract all the clients with the current product line that we're going to be finishing up over the next few months.  So, from a technology standpoint, I don't foresee a lot of big technology coming in and changing and being something we have to concentrate on.  I think that we will always look for something bigger and better and if we can acquire it and integrate it into our platform, we will do that.  If we have to license it or partner it with the company that provides it, we'll do that.

I'm not saying we have to own every single piece of technology ever, but what we've tried to build is the requirement with the same goal that we've had all along.  We want to build the right set of capabilities enabling technologies that someday some major corporation is going to say they can't live without it and they're going to want to buy it and with their billions of dollars can market this to a much wider audience than we possibly ever can.

But your point – at the beginning of the question, is really the truth, the problem is, is that with limited capital we've had to make decisions and this is probably the fundamental reason that we haven't seen massive growth in the fact that we've got only so much money.  Where do you spend it?  All on sales, all on development, some on sales, some on development, the bulk on development, less on sales?  So that management of those resources has been the primary issue for the Company for the last couple of years.  I mean, if somebody had given us $10 million or $20 million a couple of years ago, we'd probably see substantially higher revenues today than we currently have.

So we've had to do a balancing act over the last couple of years and try to get to the finish line with the product set that we think will eventually drive, I think, tremendous shareholder value.  I think what we've built – you know major companies are going to be interested to acquire and I think our shareholders are going to reap the benefits when that day comes.

MILLER:  OK.  Now, one other question.  In today's current world financial fiasco, are you seeing pressures on margins from the clients who are not willing to spend on a couple of the extra bells and whistles or trying their darndest to cut cost anyway they possibly can?

SELMAN:  Well, I mean, there's always some of that that could lurk in the background in an economy like this.  Truth of the matter is, the way I see it, is that, what we offer is lower priced services.  We're not necessarily the lowest bidder in every job, but we're usually, very reasonably priced compared to our competitors.  We have a very efficient organization and we could provide services at lower costs, but still maintain our high margins.  So the truth is, we're very competitive and that's one of our biggest benefits.

So I think, even in this economic time, with the things the way they are you know Onstream is really well positioned to take advantage.  This may be a very good thing for Onstream in the long run, because if there is a lot of shifting towards using online services and web communication services and such, and away from travel and everything else, I think this could be a big advantage – a very advantageous scenario for Onstream.  And I think we'll see that in the next couple of quarters as this economy kind of unfolds.

14

MILLER:  OK.  Great.  Thanks.  And again, congratulations.

SELMAN:  Thanks, Jeff - take care.

MILLER:  Thank you.

OPERATOR:  Our next question comes from Gary Purcell, who is a private investor.  Please state your question.

GARY PURCELL:  Hi, Randy.  How are you doing?

SELMAN:  Good, Gary.  You’re now a private investor, huh?

PURCELL:  Right, formerly Basic Investors.  Anyhow, I've been in the stock, like 7 years or longer.  I've known you for a long time.  Fundamentally, it seems though, all the things are coming together right now, and I have a lot of patience.  Two years ago, the stock ran up to $3.88, for reasons, I guess the space was more favorable at the time, but are there any things – OK, you've addressed most of the answers, but are there any things lurking that could happen that could really speed up and create excitement?

You've given the slow scenario of what might happen over the next 12 months, with all these programs that you're completing and finishing.  Are there some things that you can talk about that could speed up the growth of the Company in 2009?  And at what point would major companies – what sales point would major companies really have a tremendous interest in the Company, and wanting to acquire it before you get too big?  OK.

SELMAN:  Well, I'd say Gary, first of all, to me the things that we already have either contracts on, or we've been negotiating and working with, if they would come to fruition, we would have that kind of excitement.  We've been talking about this Qwest initiative for a really long time.  And I guess it's a massive contract.  The expectations in the contract were probably not clearly defined.  We anticipated revenues much earlier in the process, but now we come to find out it's pretty typical in these size massive contracts that revenues could take some time before they become apparent, but when they do start, they do come in pretty big numbers.

We're working on our Auction Video initiative.  That's been slightly delayed by, maybe it's something to do with economy, maybe a little bit to do with the head of the Auction – online Auction business working on other priorities.  But whatever it has been, they are still in the works.  Some things like our patent in the uploading of videos on the web, I think will cause tremendous excitement because it basically will assure us significant business as we will be the technology owner for uploading video into the web.  And I think that that would put us in a very, very interesting and exciting position.

We've got some big encoding projects in the works.  We've got some – I think, our iEncode product, although it has been off to a slow start, we've been actually introducing it to some major global resellers in the video conferencing and global conferencing marketplace.  We think it's a phenomenal product and it's just a matter of time before we'll start to see some very significant partnerships coming out of that and huge revenue base generated from it.  That is really – one really great product and we're very excited about its potential.

And we've got a few more things in the works that will be out during the first half of 2009 that we think will certainly improve sales, and I think that the market will be excited by some of the names and relationships that will come of that.

I know we've had conversations in the past where we've discussed some of these big initiatives, and that they would come to fruition, and I realize that they've taken longer, but even though we haven't had a lot of news about big events, and big customers, and big deals, we've done a lot of little deals - you know, really a lot of little deals.  The revenues will start to show some nice improvement over the coming quarters.  You'll be very pleased with the revenues base.

15

Like I said, we will, and we expect to turn cash flow positive.  We should make some money this year.  I think the outlook for 2009 is great.  And if these catalysts, that I just mentioned, all kick in, we should have a banner year, and I think the shareholders will be very happy, and I think new investors will come and want to own this Company.

PURCELL:  Just one other question, why do you think the stock is sitting down at this level?  It never historically really you know in the last few years has been down here.  You know you made it up to $3.88 twice …?

SELMAN:  The whole issue with being at these levels is that the sector is out of favor for the primary, because if every company in the sector were up and we were down, it would be a company issue, but every company in this sector – I mean the biggest leader in the area, which was at $60 a share, is trading anywhere from $11 to $14 in the recent last few months.  So you know it's not uncommon that the rest of us also will be down.

I mean that's no excuse.  The point of the matter is you know right now market conditions are rough.  There aren't a lot of institutional investors taking the risk in small cap companies right now.  You know we have a loyal base of shareholders, so they've been maintaining and holding on to their position and that's why we're even still at these levels.  The truth is we just need more buyers, people that believe in the overall concept of the business and believe that we will achieve our goals within the next year or two.

And to answer your other question about company interest, I mean, it would be interesting to see if we could attain the same kind of multiple someday that a lot of the businesses in the past year were sold at.  Virtually all of the business that are in this space that have been sold, probably let's say within the last 2 years up until just a few months ago even, have been sold at 10 times revenues.  OK?

So to the extent that we maybe never will see those multiples again, but I still believe that they may be in the future, but you know that's just my opinion.  You know if somebody wants something bad enough they're going to pay up for it.  But you know I think that there may be five, six, or seven times revenues in the future.  And if we can get our revenue base, 50, 60, 80 million over the next year and a half, 2 years you know then we could get ourselves a nice price per share.

That's kind of the way I see it.  I think that those numbers are doable.  Some of that might be through acquisitions, some of that – and hopefully we won't have to issue out a lot of paper to do them.  And you know if the market will be kind to us and give us a better vehicle to do those acquisitions, we can get there faster.  You know it's up to the shareholders.  Hopefully you know some of the things that we discuss in these conference calls will ignite some of them to get more involved.

I think that the good news in the Company is its stable.  Out of our different divisions we are generating cash.  We're reinvesting that cash to make the products better, the more appeal – greater appeal in those products.  So, soon we'll be able to cut it back a little bit, apply more of those funds to sales and marketing.  The results in these sales and revenues will improve and the market will see that what we've been doing and what we've been building is right on target, and you know hopefully then, they'll get on board.

PURCELL:  OK.  Very good.  Thanks.  Keep up the good work.

SELMAN:  Thank you.

OPERATOR:  Once again ladies and gentlemen, if you do have a question or comments, please press star 1 on your telephone keypad at this time.  Sir, there appear to be no further questions at this time.

SELMAN:  OK.  Let me take a quick look at the sent in Q&A on the webcast platform.  I have a question from John Friedman from WC Investors.  Will you post a profit in 2009, and if so, which quarter?

One of the issues with doing acquisitions is that you do develop a lot of non-cash amortization and that does prevent you from reaching EPS, even though you may be generating substantial cash.  I'm not going to comment yet, I don't have a – really, I don't think, Robert or I, have a clue as to whether or not we'll have earnings per share during 2009.  Obviously, we'd like to, but we're not going to be in a position to see that until a lot of these catalysts and a lot of this revenue I've described starts to kick in, and to the effect that we do, do additional acquisitions, whether or not that amortization is going to affect the EPS as well.

16

I have a question also from John.  What is the status of the patent pending technology?

I think we've answered that.  It is pending.  We do expect any moment to get an approval from the patent office.  We did expect it last quarter or the current quarter and now it's kind of looking like it might be in January.

And then I have a final question from Steven Cipollone from E-TRADE.  Do you believe that Onstream will be a nice fit for Akamai and would consider an offer?

You know look, we think we'd be a good fit for a lot of companies, certainly, some of the bigger CDNs.  We think telecommunications companies, conferencing companies, even companies that are in the infrastructure business that own competitive or companies that are complementary to what we do.  What we're doing by putting all these different pieces together is we're widening the appeal of our business to a lot of different companies.

And so, I think if we don't sell the whole Company to one guy, we may sell part of the Company to two or three, but my goal is to get us the biggest return, the highest share price we possible can in those transactions.  We all have the same reason for being here, and that's to see a very, very high share price at some point being paid for by somebody.

So that's the Q&A that I have on the system.  I thank you all for being with us today.  And I look forward to talking to you in a quarter from now on the results of the first quarter.

OPERATOR:  Thank you.  This does conclude today's teleconference.  We thank you for your participation.  You may disconnect your lines at this time and have a great day.

17

Productive Fiscal 2008

- Released the enhanced version of Store and Stream
  - ✓ Today we have more than 300 clients (including large hosting clients)
- Announced Streaming Publisher, our advanced video publishing platform
- Introduced iEncode
  - ✓ Began integrating this self-administered, high margin technology into clients and resellers
  - ✓ An update to iEncode is scheduled for Q2 fiscal 2009
- Announced intent to acquire Narrowstep
  - ✓ To integrate the Narrowstep's proven TelvOS Internet TV technology to create another level of capability in our DMSP platform
- Completed administration tool for 2,000+ conferencing customers
- Integrated the Silverlight technology into Webcasting services and will integrate into the DMSP soon
- Positive Trends for Future

Onstream MEDIA

FY08 Highlights and Catalysts

- **Historical revenue growth**
  - ✓ Exceeded FY08 guidance of 40% plus revenue growth
  - ✓ 15.8% organic growth for FY08 (excluding Infinite)

- **Future Catalysts**
  - ✓ Qwest Networx
  - ✓ iEncode
  - ✓ Ebay/Auction Video
  - ✓ International Projects
  - ✓ Narrowstep

Onstream MEDIA

Comparative Revenues – Q4 FY 2008

	Three Months Ended 9/30/08	Three Months Ended 9/30/07	Increase (Decrease)	% Increase (Decrease)
Infinite Conferencing	$ 1,835,398	$ 1,860,255	$ (24,857)	(1.3)%
Network Usage	520,440	511,429	9,011	1.8%
Network Equipment	56,664	66,870	(10,206)	(15.3)%
AUDIO & WEB CONFERENCING	2,412,502	2,438,554	(26,052)	(1.1)%
Smart Encoding - Hosting	157,740	99,698	58,042	58.3%
DMSP	197,564	102,288	95,276	93.1%
Auction Video	--	67,494	(67,494)	(100.0)%
Webcasting	1,465,430	1,213,006	252,424	20.8%
Smart Encoding (excl hosting)	122,580	148,849	(26,269)	(17.7)%
Travel production/distribution	10,351	30,096	(19,745)	(65.6)%
DIGITAL MEDIA SERVICES	1,953,665	1,661,431	292,234	17.6%
TOTAL REVENUE	$ 4,366,167	$ 4,099,985	$ 266,182	6.5%

Onstream MEDIA

Comparative Revenues – FY 2008

	Twelve Months Ended 9/30/08	Twelve Months Ended 9/30/07	Increase (Decrease)	% Increase (Decrease)
Infinite Conferencing	$ 7,262,685	$ 3,198,818	$ 4,063,867	127.0%
Network Usage	2,235,078	2,105,477	129,601	6.2%
Network Equipment	238,219	189,412	48,807	25.8%
AUDIO & WEB CONFERENCING	9,735,982	5,493,707	4,242,275	77.2%
Smart Encoding - Hosting	715,837	363,790	352,047	96.8%
DMSP	625,873	321,601	304,272	94.6%
Auction Video	98,874	92,994	5,880	6.3%
Webcasting	5,924,507	4,769,053	1,155,454	24.2%
Smart Encoding (excl hosting)	381,501	940,299	(558,798)	(59.4)%
Travel production/distribution	104,649	133,601	(28,952)	(21.7)%
DIGITAL MEDIA SERVICES	7,851,241	6,621,338	1,229,903	18.6%
TOTAL REVENUE	$ 17,587,223	$ 12,115,045	$5,472,178	45.2%

Onstream MEDIA

Comparative Performance – Q4 2008

	Three Months Ended 9/30/08	Three Months Ended 9/30/07	Increase (Decrease)	% Increase (Decrease)
Revenue	$ 4,366,167	$ 4,099,985	$ 266,182	6.5%
Gross Margin	$ 2,838,062	$ 2,670,461	$ 167,601	6.3%
Gross Margin %age	65.0%	65.1%	(0.1)	(0.2)%
Cash Used in Operations, Before Changes in Working Capital	$ 93,208	$ 355,416	$(262,208)	(73.8)%
Net Loss	$1,266,706	$ 1,725,284	$(458,578)	(26.6)%
Net Loss Per Common Share	$0.03	$0.04	$(0.01)	(25.0)%
Weighted Average Shares Outstanding	42,594,344	41,846,315	748,029	1.8%

Onstream MEDIA

Comparative Performance – FY 2008

	Twelve Months Ended 9/30/08	Twelve Months Ended 9/30/07	Increase (Decrease)	% Increase (Decrease)
Revenue	$ 17,587,223	$ 12,115,045	$ 5,472,178	45.2%
Gross Margin	$ 11,776,198	$ 7,795,960	$ 3,980,238	51.1%
Gross Margin %age	67.0%	64.3%	2.7	4.2%
Cash Used in Operations, Before Changes in Working Capital	$ 345,499	$ 1,941,427	$(1,595,928)	(82.2)%
Net Loss	$ 6,561,458	$ 14,758,053	$(8,196,595)	(55.5)%
Net Loss Per Common Share	$0.16	$0.48	$(0.32)	(66.7)%
Weighted Average Shares Outstanding	42,329,391	30,636,669	11,692,722	38.2%

Onstream MEDIA

Comparative Operating Cash Flow FY 2008

	Twelve Months Ended 9/30/08	Twelve Months Ended 9/30/07
Net Loss	(6,561,458)	(14,758,053)
Non-Cash Items:		
Interest/Discount	38,331	7,414,852
Depreciation/Amortization	4,215,669	3,099,940
Professional Fees	1,079,073	2,323,215
Employee Compensation	882,242	-
Other	644	(21,381)
Total Non-Cash Items	6,215,959	12,816,626
Cash Used in Operations, Before Working Capital Changes	$ (345,499)	$(1,941,427)

Onstream MEDIA

Balance Sheet Summary

- Cash of approximately $674,000 at Sept 30, 2008
- Cash from Narrowstep of $1.1 Million (Less $300K in accumulated expenses)
- Stockholder's equity of $27.9 million at Sept 30, 2008

Onstream MEDIA

Narrowstep

Narrowstep the tv on the internet company

- Received Second Comments from SEC on Proxy
- Can Respond to SEC Comments After 10-K is Filed
- Anticipated Narrowstep Closing in February 2009
- Currently negotiating to extend the November 30, 2008 termination date, which negotiations may result in changes to other terms of the transaction.

Onstream MEDIA

Government Sector

- **Qwest Networx contract**
  - Have received initial RFPs
  - First orders imminent
- **Successful Appearance at Government Video Show**
  - 50 leads generated
- **Expanded Presence in Government Sector**

ED.gov U. S. Department of Education
Promoting educational excellence for all Americans

U.S.NRC

Institute of Museum and Library Services

Onstream MEDIA

NOAA national severe storms laboratory

Webcasting Results

- **24% Webcasting Sales Growth (Year-over-Year) in FY08**
- **Performed approx. 1,700 webcasts Q4 FY08 vs. approx. 1,300 webcasts for the corresponding prior fiscal year period**
- **Performed approx. 6,800 webcasts in FY08 vs. approx. 4,500 webcasts for the prior fiscal year**

Onstream MEDIA

iEncode

- iEncode™ provides:
  - ✓ The flexibility to instantly produce webcasts from within their own network
  - ✓ Controlled by their own personnel
  - ✓ A wide-range of features offered by Onstream Media's proprietary Visual Webcaster platform
- Priced at under $5,000
  - ✓ Onstream Media will derive ongoing revenues from iEncode™ users for per-event fees, storage and bandwidth usage
- Initial customers in place
- Distributors evaluating iEncode for global distribution
- Update scheduled for Q2 FY09

Reed Medical Education

SUBWAY

Georgetown University

Stratosphere multimedia A Visual Communications Company

Onstream MEDIA

Digital Media Services Enhancements

- **Launched Newest DMSP Platform: "Streaming Publisher"**
  - More robust solution for advanced users
  - Ideal for content developers (publishers, media companies)
- **Directly Addresses Online Video Advertising Market**
  - *eMarketer*: market growing to more than $3 billion by 2012

US Online Video Advertising
(in $millions)

$587
$850
$1,250
$1,850
$3,000
$4,600
2008
2009
2010
2011
2012
2013

*Over 800% growth forecasted for U.S. online Video Advertising over the next 5 years

•Source: *eMarketer, November 2008*

Onstream MEDIA

Digital Media Services Accomplishments

- **Growing DMSP Customer base**
  - ✓ Approximately 186 Clients as of 3/31/08
  - ✓ Approximately 235 Clients as of 6/30/08
  - ✓ Approximately 268 Clients as of 9/30/08
  - ✓ *More than 300 Clients to date*
  - ✓ Akamai Referrals
    - -Including New Public Sector Clients
    - -Reduced Bandwidth Costs by 40%

- **DMSP High Profile Applications**
  - ✓ Bonnier – 40 magazine brands
  - ✓ Dell
  - ✓ Masters Championship (IBM)

Onstream MEDIA

Direct and Indirect Sales

Webcasting

- ✓ 7 Full Time Salespeople
- ✓ 60+ Resellers

DMSP (Including Narrowstep)

- ✓ 6 Full Time Salespeople
- ✓ Launching Global Distribution Network (US, UK, Spain, Germany, Italy)

Audio and Web Conferencing

- ✓ 6 Full Time Salespeople
- ✓ 10+ Resellers

Onstream MEDIA

Outlook

- **Continued Growth in all Segments**
  - Despite questionable economy and general business outlook
  - Based on current revenue levels from existing customers plus growth from existing and new product lines
  - Revenue contribution from Narrowstep to begin 3Q
- **Further Growth During 2009 From:**
  - Auction Video Initiatives
  - Government sector (Qwest)
  - Rapid adoption of iEncode
- **Goal: Cash flow Positive for Fiscal 2009**

Onstream MEDIA

NASDAQ Status

- NASDAQ granted appeal related to annual meeting: extension until 2/28/09.
- NASDAQ has extended the delisting suspension of the bid price and market value of publicly held shares requirements until April 20th, 2009
- At that time we will have another 75 days or until July 3, 2009 to gain compliance.
- Opportunity to request a formal hearing which could potentially add another six weeks
- Potential for further extensions from NASDAQ based on current market conditions

Onstream
MEDIA

Q4 Fiscal 2008 Conference Call
Q & A

Thank You

Onstream MEDIA